Exhibit 99.1

IGI Reports Third Quarter and Nine Months 2020 Condensed and Unaudited Financial Results

HAMILTON, Bermuda, November 12, 2020 -- International General Insurance Holdings Ltd. (“IGI” or the “Company”) (NASDAQ: IGIC) today announced condensed and unaudited financial results for the third quarter and first nine months of 2020.

Highlights for the third quarter and first nine months of 2020 include:

	Three Months Ended September 30		Nine Months Ended September 30
(in U.S Dollars Millions, except percentages and per share information)	2020	2019	2020	2019
Gross written premiums	$101.2	$73.9	$337.7	$260.2
% growth	36.9%		29.8%
Net premiums earned	$73.3	$54.0	$209.5	$157.4
Net underwriting results	$16.4	$15.6	$62.5	$41.7
Profit for the period	$9.5	$4.3	$20.7	$19.2
Combined ratio (1)	93.7%	89.3%	86.5%	91.5%
Total investment income, net (3)	$3.0	$2.5	$8.1	$8.3
Earnings per share	$0.20	$0.13	$0.46	$0.56
Return on average equity (annualized) (2)	10.2%	5.5%	8.0%	8.3%
Core operating income (2)	$6.4	$8.2	$30.1	$21.2
Core operating earnings per share (2)	$0.13	$0.23	$0.67	$0.58
Core operating return on average equity (annualized) (2)	6.7%	10.5%	11.6%	9.2%

(1)	See “Supplemental Information” to the “Condensed Consolidated Statements of Income (Unaudited)” below.
(2)	See the section titled “Non-IFRS Financial Measures” below.
(3)	See Note (1) in the “Notes to the Condensed Consolidated Statements of Income (Unaudited)” below.

IGI Chairman and CEO Mr. Wasef Jabsheh said, “We are pleased to share another set of strong financial results for the third quarter and first nine months of 2020.”

“With the continued uncertainty in global financial markets caused by the COVID-19 pandemic and the frequency worldwide of catastrophe events continuing unabated, it is a testament to IGI’s diversified business profile, risk management, targeted business focus and broad geographic footprint that the Company has not been severely affected either financially or operationally in 2020. Our focus on successfully executing our strategy, the provision of excellent service to our clients and partners, and our inherent financial strength gives us confidence that we will maintain our track record of maximizing value for shareholders over the long-term.”

“The pricing environment remains robust – with rates across our book of business up over 21% for the year-to-date – and we continue to thoughtfully, carefully, and profitably grow our book of business, as demonstrated by the 29.8% increase in gross written premiums so far this year. We remain cautious in managing our net exposures to minimize our overall risk profile, and again, this is demonstrated in our combined ratio of 93.7% for the third quarter and 86.5% for the year-to-date. I congratulate all our people across our various offices for the excellent results achieved in what, particularly operationally, has been a very demanding year for IGI.”

Results for the Three and Nine Months ended September 30, 2020 and 2019

Net profit for the quarter ended September 30, 2020 was $9.5 million, up from a net profit of $4.3 million for the quarter ended September 30, 2019. Net profit for the nine months ended September 30, 2020 was up slightly to $20.7 million when compared to a net profit of $19.2 million for the nine months ended September 30, 2019.

Core operating income, a non-IFRS measure defined below, was $6.4 million and $8.2 million for the quarters ended September 30, 2020 and 2019, respectively. This decrease in core operating income for the quarter ended September 30, 2020 compared to the same quarter of 2019, was primarily the result of a higher combined ratio, which was 4.4 points higher in the third quarter 2020 when compared to the third quarter of 2019. As a result, core operating return on average equity (annualized) decreased to 6.7% for the quarter ended September 30, 2020, compared to 10.5% for the same period of 2019.

The higher core operating income of $30.1 million for the nine months ended September 30, 2020 compared to $21.2 million for the nine months ended September 30, 2019, benefitted primarily from the combined ratio being 5.0 points lower in the nine months ended 2020 when compared to the nine months ended 2019. While average common shareholders’ equity increased by 12.8% on a comparative basis primarily due to growth in retained earnings during the period, core operating return on average equity (annualized) also increased to 11.6% for the nine months ended September 30, 2020 compared to 9.2% for the same period in 2019.

Underwriting Results

Gross written premiums were $101.2 million for the quarter ended September 30, 2020, an increase of 36.9% compared to $73.9 million for the quarter ended September 30, 2019. The increase in gross written premiums for the quarter was the result of new business generated across virtually all lines, as well as improved renewal pricing. With market conditions still firming, the Company also continued to further refine its existing portfolio, achieving improved terms and conditions.

For the first nine months of 2020, gross written premiums were $337.7 million, up 29.8% compared to $260.2 million for the first nine months of 2019.

The claims and claims expense ratios were 58.8% and 48.9% for the quarters ended September 30, 2020 and 2019, respectively. This included current accident year net catastrophe losses of $4.6 million or 6.3 points for the quarter ended September 30, 2020, compared to $2.0 million or 3.7 points for the quarter ended September 30, 2019. Favorable development on loss reserves from prior accident years was $0.3 million or 0.5 points for the quarter ended September 30, 2020 compared to favorable development of $5.8 million or 10.8 points for the quarter ended September 30, 2019. Catastrophe losses during the third quarter of 2020 were driven primarily by the heavy rain and high velocity winds that damaged cranes at the Jawaharlal Nehru port in Mumbai, India, and are included in the Short-tail segment.

The claims and claims expense ratio remained stable at 51.3% for the nine months ended September 30, 2020 compared to 51.9% for the nine months ended September 30, 2019. This included current accident year net catastrophe losses in the Short-tail segment of $7.2 million or 3.4 points for the nine months ended September 30, 2020, compared to $7.8 million or 5.0 points for the nine months ended September 30, 2019. Favorable development on loss reserves from prior accident years was $11.5 million or 5.5 points for the nine months ended September 30, 2020, compared to favorable development of $4.5 million or 2.9 points for the nine months ended September 30, 2019.

The combined ratio for the quarter ended September 30, 2020 was 93.7%, compared to 89.3% for the same quarter in 2019. Deterioration in the combined ratio was the result of greater level of claims and claims expense driven by lower positive loss experience on prior accident years when compared to the same period in 2019. Nevertheless, the combined ratio for the nine months ended September 30, 2020 improved 5.0 points to 86.5% from 91.5% for the same period in 2019 as the benefit of increased pricing per unit of exposure began to be earned through results.

Segment Results

The Long-tail Segment, which represented approximately 40.3% of the Company’s gross written premiums for the first nine months of 2020, includes all professional and financial lines written by the Company, including D&O, professional indemnity, financial institutions, legal expenses, as well as surety, marine liability and general third-party liability (casualty), all of which are non-U.S. exposures.

Net written premiums for the quarter ended September 30, 2020 in the Long-tail Segment were $46.2 million, compared to $26.4 million in the comparable quarter in 2019, primarily driven by growth in the financial and professional lines. The net underwriting result for this segment was $6.5 million for the third quarter of 2020, compared to $2.8 million in the third quarter of 2019, with financial and professional lines being the biggest contributors.

Net written premiums for the nine months ended September 30, 2020 in the Long-tail Segment were $116.7 million, compared to $82.7 million in the comparable period in 2019 driven by growth in the financial and professional lines. The net underwriting result for this segment increased by $14.1 million to $25.8 million for the first nine months of 2020, compared to $11.7 million in the first nine months of 2019, again driven by the financial and professional lines.

The Short-tail Segment, which represented approximately 54.8% of the Company’s gross written premiums for the first nine months of 2020, includes energy, property, general aviation, ports and terminals, marine cargo, marine trades, construction & engineering, and political violence.

Net written premiums for the quarter ended September 30, 2020 in the Short-tail Segment were $26.3 million, compared to $21.7 million in the comparable quarter in 2019, driven by increases in most lines, as well as the growth of the new U.S. E&S business. The net underwriting result for this segment was $8.4 million for the third quarter of 2020, down from the $13.1 million recorded in the third quarter of 2019, primarily due to higher incurred losses recorded in the ports and terminals line.

Net written premiums for the nine months ended September 30, 2020 in the Short-tail Segment were $115.0 million, an increase of $23.2 million compared to $91.8 million in the comparable period in 2019, primarily the result of increases in all short-tail lines, except for ports and terminals, and the growth of the new U.S. E&S business. The net underwriting result for this segment improved to $29.8 million for the first nine months of 2020, compared to $28.0 million in the first nine months of 2019, despite a $13.6 million increase in net claims and claims adjustment expenses, driven by the growth in premiums written while the increase in net claims and claims adjustment expenses was primarily attributable to higher incurred losses recorded in the ports and terminals line.

The Reinsurance Segment, which represented approximately 4.9% of the Company’s gross written premiums for the first nine months of 2020, comprises the Company’s inwards reinsurance portfolio.

Net written premiums for the quarter ended September 30, 2020 in the Reinsurance Segment were $5.1 million, compared to $4.2 million in the comparable quarter in 2019. The net underwriting result for this segment was a profit of $1.5 million for the third quarter of 2020, compared to a loss of $0.3 million in the third quarter of 2019, due to a lower level of claims and claims adjustment expenses.

Net written premiums for the nine months ended September 30, 2020 in the Reinsurance Segment were $16.5 million, compared to $15.1 million in the comparable period in 2019. The net underwriting result improved to $6.9 million for the first nine months of 2020, compared to $2.0 million in the first nine months of 2019, primarily due to a lower level of claims and claims adjustment expenses.

Investment Results

IGI’s investment results for the third quarter of 2020 showed some positive recovery in mark-to-market and foreign currency adjustments from the impact of market turbulence related to the COVID-19 pandemic during the first half of 2020. Combined, the fixed income and equity portfolios benefitted from a gain on revaluation of $8.1 million during the third quarter of 2020, which represents an appreciation in fair value reserves recorded through ‘Total Equity’. This, coupled with the benefit arising from recoveries in foreign exchange losses of $5 million recorded in income, added $13.1 million to ‘Total Equity’ at September 30, 2020.

Total investment income was $1.4 million during the third quarter of 2020, compared to $2.7 million in the third quarter of 2019. Total investment income, net (which excludes realized and unrealized gains and losses on investments and investment properties, expected credit losses on investments, and the share of profit (loss) from associates, was $3.0 million and $2.5 million for the quarters ended September 30, 2020 and 2019, respectively. This resulted in an annualized investment yield of 1.9% for the third quarter of 2020, compared to 1.8% for the corresponding period in 2019.

For the first nine months of 2020, total investment income was $4.1 million, compared to $10.1 million in the first nine months of 2019. Total investment income, net was $8.1 million and $8.3 million for the nine months ended September 30, 2020 and 2019, respectively. This resulted in an annualized investment yield of 1.7% for the first nine months of 2020, compared to 2.0% for the corresponding period in 2019.

Cash and short-term deposits totaled $312.1 million at September 30, 2020, representing 42.6% of the total investments and cash portfolio, compared to $312.2 million at December 31, 2019, when it represented 51.6%. The total investment and cash portfolio is comprised of cash and short-term deposits (cash portfolio), investments, investment in associates, and investment properties.

Total Equity

‘Total equity’ at September 30, 2020 was $379.7 million, representing an increase of 21.7% compared to $312.1 million at December 31, 2019. The movement in Total Equity during the three and nine months ended September 30, 2020, is illustrated below:

	Three Months Ended September 30,	Nine Months Ended September 30,
(in U.S Dollars Millions)	2020	2020
Total Equity at beginning of period	$366.3	$312.1
Net profit for the period	$9.5	$20.7
Net change in fair value reserves for investments through other comprehensive income for the period	$8.1	$10.3
Capital injection in connection with the Business Combination	-	$40.8
Interim ordinary dividends declared for the period	$(4.3)	$(4.3)
Total Equity at September 30, 2020	$379.6	$379.6

Separately, the Company previously announced that Chairman and CEO Wasef Jabsheh purchased an aggregate of 363,278 common shares of the Company for approximately $2.4 million in open market transactions during June, August and September of 2020. In addition, President Waleed Jabsheh purchased an aggregate of 50,000 common shares of the Company for approximately $350,000 in open market transactions during September of 2020.

International General Insurance Holdings Ltd.

Condensed Consolidated Statements of Income (Unaudited)

	Quarter Ended September 30,		Nine Months Ended September 30,
(in U.S. Dollar Millions, except for percentages and per share data)	2020	2019	2020	2019

Gross written premiums	$101.2	$73.9	$337.7	$260.2
Reinsurers’ share of insurance premiums	$(23.6)	$(21.6)	$(89.5)	$(70.6)
Net written premiums	$77.6	$52.3	$248.2	$189.6
Net change in unearned premiums	$(4.3)	$1.7	$(38.7)	$(32.2)
Net premiums earned	$73.3	$54.0	$209.5	$157.4
Net claims and claim adjustment expenses	$(43.2)	$(26.4)	$(107.4)	$(81.8)
Net policy acquisition expenses	$(13.7)	$(12.0)	$(39.6)	$(33.9)
Net underwriting results.	$16.4	$15.6	$62.5	$41.7
Net investment income (1)	$2.1	$2.7	$5.2	$10.0
Share of profit (loss) from associates (1)	$(0.7)	-	$(1.1)	$0.1
General and administrative expenses	$(11.8)	$(9.9)	$(34.2)	$(28.3)
Other expenses, net (2)	$(0.6)	-	$(3.4)	$(0.4)
Listing related costs	$(0.2)	-	$(3.5)	-
Gain/(loss)/gain on foreign exchange	$5.0	$(4.1)	$(3.7)	$(3.7)
Profit before tax	$10.2	$4.3	$21.8	$19.4
Income tax	$(0.7)	-	$(1.1)	$(0.2)
Profit for the period	$9.5	$4.3	$20.7	$19.2
Basic and diluted earnings per share attributable to equity holders (3)	$0.20	$0.13	$0.46	$0.56

	Quarter Ended September 30,		Nine Months Ended September 30,
	2020	2019	2020	2019
Return on average equity (annualized) (4)	10.2%	5.5%	8.0%	8.3%

Supplemental Information:
Claims and claims expense ratio (5)	58.8%	48.9%	51.3%	51.9%
Policy acquisition expense ratio (6)	18.7%	22.3%	18.9%	21.6%
General and administrative expense ratio (7)	16.1%	18.1%	16.3%	18.0%
Expense ratio (8)	34.8%	40.4%	35.2%	39.6%
Combined ratio (9)	93.7%	89.3%	86.5%	91.5%

International General Insurance Holdings Ltd.

Condensed Consolidated Statements of Financial Position (Unaudited)

(in U.S. Dollars Millions)	As at September 30, 2020	As at December 31, 2020
ASSETS
Cash and short-term deposits	$312.1	$312.2
Insurance receivables	$144.4	$113.0
Investments (10)	$384.2	$253.7
Investment in associates (10)	$11.9	$13.1
Reinsurance share of outstanding claims	$187.0	$176.2
Reinsurance share of unearned premiums	$46.1	$33.9
Deferred excess of loss premiums	$25.3	$15.2
Deferred policy acquisition costs	$51.1	$41.7
Other assets	$8.7	$7.8
Investment properties (10)	$23.0	$25.7
Intangible assets	$3.7	$3.9
Property, premises and equipment	$11.7	$12.7
TOTAL ASSETS	$1,209.2	$1,009.1

LIABILITIES
Gross outstanding claims	$473.2	$413.1
Gross unearned premiums	$257.1	$206.2
Insurance payables	$71.4	$53.5
Other liabilities	$16.1	$14.9
Deferred tax liabilities	$0.1	$0.3
Unearned commissions	$11.7	$8.9
TOTAL LIABILITIES	$829.6	$696.9

EQUITY
Common shares	$0.5	$143.4
Warrants	$12.2	-
Additional paid in capital	$154.2	$2.7
Treasury shares	-	$(20.1)
Foreign currency translation reserve	$(0.4)	$(0.3)
Fair value reserves	$14.6	$4.3
Retained earnings	$198.5	$182.2
TOTAL EQUITY	$379.6	$312.2
TOTAL EQUITY AND LIABILITIES	$1,209.2	$1,009.1

Supplemental Information:

(in U.S. Dollars Millions)	As at September 30, 2020	As at December 31, 2019
Cash and short term deposits	$312.1	$312.2
Total investments (10)	$419.1	$292.5
Total Investments and cash portfolio	$731.2	$604.7

Common shares outstanding *	48.4	34.0
Minus: Unvested shares**	3.0	-
Number of vested common outstanding shares (in millions of shares)	45.4	34.0

Total equity	$379.6	$312.2
Number of vested common outstanding shares (in millions of shares)	45.4	34.0
Book value per share	$8.36	$9.18

*	Actual common outstanding shares as of December 31, 2019 are adjusted at a share exchange ratio of 0.254 used in the March 2020 Business Combination with Tiberius Acquisition Corp. to facilitate comparison to September 30, 2020.

**	Represents earn out shares subject to vesting but which are issued and outstanding for purposes of voting and receipt of dividends. As at September 30, 2020, the vesting conditions attached to the earn out shares have not been met, therefore the earn out shares were not included in the weighted average number of ordinary shares for both the basic and diluted earnings per share.

Notes to the Condensed Consolidated Statements of Income (Unaudited):

(1)	The following is the calculated investment yields and the reconciliation of investment income and share of profit (loss) from associates included in the Condensed Consolidated Statements of Income (Unaudited) to Total investment income net, used to calculate investment yield:

	Quarter Ended September 30,		Nine Months Ended September 30,
(in U.S. Dollar Millions, except percentages)	2020	2019	2020	2019

Net investment income*	$2.1	$2.7	$5.2	$10.0
Share of profit (loss) from associates	$(0.7)	-	$(1.1)	$0.1
Total investment income	$1.4	$2.7	$4.1	$10.1
Minus
Realized gain (loss) on investments	$(0.1)	$(0.2)	$1.4	$0.3
Unrealized gain (loss) on investments	$(0.2)	$(0.2)	$(2.9)	$0.8
Gain (loss) on investment properties	$(0.5)	$0.6	$(1.2)	$0.6
Expected credit losses on investments	$(0.1)	-	$(0.2)	-
Share of profit (loss) from associates	$(0.7)	-	$(1.1)	$0.1
Total investment income, net (a)	$3.0	$2.5	$8.1	$8.3
Average investments (excluding investments in associates) and cash portfolio, at cost (b)	$621.8	$551.1	$649.2	$540.8
Investment Yield (a) / (b) annualized	1.9%	1.8%	1.7%	2.0%

*	Net investment income is comprised of interest and dividend income, net of investment custodian fees and other investment expenses.

(2)	Represents the sum of other revenues, other expenses and impairment loss on insurance receivables.

	Quarter Ended September 30,		Nine Months Ended September 30,
(in U.S. Dollars Millions)	2020	2019	2020	2019

Other revenues	$0.1	$0.3	$0.2	$1.2
Other expenses	$(0.3)	$(0.3)	$(1.1)	$(1.6)
Impairment loss on insurance receivables	$(0.4)	-	$(2.5)	-
Other expenses, net	$(0.6)	-	$(3.4)	$(0.4)

(3)	Represents net profit for the period attributable to vested common shares divided by the weighted average number of shares – basic and diluted calculated as follows:

	Quarter ended September 30,		Nine months ended September 30,
(in U.S. Dollars Millions, except per share information)	2020	2019	2020	2019
Net profit for the period attributable to equity holders	$9.5	$4.3	$20.7	$19.2
Minus: Earnings attributable to the earn out shares subject to vesting	$0.6	-	$1.3	-
Net profit for the period attributable to vested equity holders (a)	$8.9	$4.3	$19.4	$19.2
Weighted average number of shares – basic and diluted (in millions of shares) (b)	45.4	34.0	42.2	34.4
Basic and diluted earnings per share (a/b)	$0.20	$0.13	$0.46	$0.56

To make earnings per share for the period ending September 30, 2020 comparable with same period of September 30, 2019, the actual weighted average number of basic and diluted shares for the period ended September 30, 2019 is adjusted with the share exchange ratio of 0.254 that was used in the March 2020 Business Combination with Tiberius Acquisition Corp.

(4)	Represents annualized net profit for the period divided by average shareholders’ equity.
(5)	Represents net claims and claim adjustment expenses as a percentage of net premiums earned.
(6)	Represents net policy acquisition expenses as a percentage of net premiums earned.
(7)	Represents general and administrative expenses as a percentage of net premiums earned.
(8)	Represents the sum of the policy acquisition expense ratio and the general and administrative expense ratio.
(9)	Represents the sum of the claims and claim expense ratio and the expense ratio.

Notes to the Condensed Consolidated Statements of Financial Position (Unaudited):

(10)	Includes the following:

	As at
(in U.S. Dollars Millions)	September 30, 2020	December 31, 2019
Investments	$384.2	$253.7
Investment properties	$23.0	$25.7
Investments in associates	$11.9	$13.1
Total investments	$419.1	$292.5

International General Insurance Holdings Ltd.

Segment Results (Unaudited)

Segment information for the IGI’s consolidated operations is as follows:

For the quarter ended September 30, 2020

(in U.S. Dollars Millions)	Specialty Long-tail	Specialty Short-tail	Reinsurance	Total
Underwriting revenues
Gross written premiums	$53.1	$43.0	$5.1	$101.2
Reinsurers’ share of insurance premiums	$(6.9)	$(16.7)	-	$(23.6)
Net written premiums	$46.2	$26.3	$5.1	$77.6
Net change in unearned premiums	$(8.7)	$4.3	$0.1	$(4.3)
Net premiums earned	$37.5	$30.6	$5.2	$73.3

Net claims and claim adjustment expenses	$(25.1)	$(15.3)	$(2.8)	$(43.2)
Net policy acquisition expenses	$(5.9)	$(6.9)	$(0.9)	$(13.7)
Net underwriting results	$6.5	$8.4	$1.5	$16.4

For the quarter ended September 30, 2019

(in U.S. Dollars Millions)	Specialty Long-tail	Specialty Short-tail	Reinsurance	Total
Underwriting revenues
Gross written premiums	$32.0	$37.7	$4.2	$73.9
Reinsurers’ share of insurance premiums	$(5.6)	$(16.0)	-	$(21.5)
Net written premiums	$26.4	$21.7	$4.2	$52.3
Net change in unearned premiums	$(3.1)	$4.7	$0.1	$1.7
Net premiums earned	$23.3	$26.4	$4.3	$54.0

Net claims and claim adjustment expenses	$(14.7)	$(7.8)	$(3.9)	$(26.4)
Net policy acquisition expenses	$(5.8)	$(5.5)	$(0.7)	$(12.0)
Net underwriting results	$2.8	$13.1	$(0.3)	$15.6

International General Insurance Holdings Ltd.

Segment Results (Unaudited)

For the nine months ended September 30, 2020

(in U.S. Dollars Millions)	Specialty Long-tail	Specialty Short-tail	Reinsurance	Total
Underwriting revenues
Gross written premiums	$136.1	$185.1	$16.5	$337.7
Reinsurers’ share of insurance premiums	$(19.4)	$(70.1)	-	$(89.5)
Net written premiums	$116.7	$115.0	$16.5	$248.2
Net change in unearned premiums	$(14.9)	$(20.8)	$(3.0)	$(38.7)
Net premiums earned	$101.8	$94.2	$13.5	$209.5

Net claims and claim adjustment expenses	$(57.2)	$(45.8)	$(4.4)	$(107.4)
Net policy acquisition expenses	$(18.8)	$(18.6)	$(2.2)	$(39.6)
Net underwriting results	$25.8	$29.8	$6.9	$62.5

For the nine months ended September 30, 2019

(in U.S. Dollars Millions)	Specialty Long-tail	Specialty Short-tail	Reinsurance	Total
Underwriting revenues
Gross written premiums	$91.9	$153.2	$15.1	$260.2
Reinsurers’ share of insurance premiums	$(9.2)	$(61.4)	-	$(70.6)
Net written premiums	$82.7	$91.8	$15.1	$189.6
Net change in unearned premiums	$(14.2)	$(15.4)	$(2.6)	$(32.2)
Net premiums earned	$68.5	$76.4	$12.5	$157.4

Net claims and claim adjustment expenses	$(41.2)	$(32.2)	$(8.4)	$(81.8)
Net policy acquisition expenses	$(15.6)	$(16.2)	$(2.1)	$(33.9)
Net underwriting results	$11.7	$28.0	$2.0	$41.7

Non-IFRS Financial Measures

In presenting IGI’s results, Management has included and discussed certain non-IFRS financial measures. We believe that these non-IFRS measures, which may be defined and calculated differently by other companies, better explain and enhance an understanding of our results of operations. However, these measures should not be viewed as a substitute for those determined in accordance with IFRS.

Combined Ratio

The table below illustrates the reconciliation of the combined ratio on a financial and accident year basis:

	Quarter ended September 30,		Nine months ended September 30,
(in U.S. Dollar Millions, except percentages)	2020	2019	2020	2019
Net premiums earned (a)	$73.3	$54.0	$209.5	$157.4
Net Losses and loss adjustment expenses (b)	$43.2	$26.4	$107.4	$81.8
Policy acquisition expenses (c)	$13.7	$12.0	$39.6	$33.9
General and administrative expenses (d)	$11.8	$9.9	$34.2	$28.3
Prior year adverse/ (favorable) development (e)	$(0.3)	$(5.8)	$(11.5)	$(4.5)
Catastrophe (CAT) losses (f)	$4.6	$2.0	$7.2	$7.8

Combined ratio ((b+c+d)/a)*	93.7%	89.3%	86.5%	91.5%
Minus: CAT losses on an accident year basis (f/a)	6.3%	3.7%	3.4%	5.0%
Minus: Prior year development (favorable)/unfavorable (e/a)	(0.5%)	(10.8%)	(5.5%)	(2.9%)
Accident year combined ratio prior to CAT losses	87.9%	96.4%	88.6%	89.4%

*	See “Supplemental Information” to the “Condensed Consolidated Statements of Income (Unaudited)” below.

Core Operating Income

Core operating income measures the performance of our operations without the influence of after-tax gains or losses on investments and foreign currencies and other items as noted in the table below. We exclude these items from our calculation of core operating income because the amount of these gains and losses is heavily influenced by, and fluctuates in part according to, economic and other factors external to the Company and/or transactions or events that are typically not a recurring part of, and are largely independent of, our core underwriting activities and including them distorts the analysis of trends in our operations. We believe the reporting of core operating income enhances an understanding of our results by highlighting the underlying profitability of our core insurance operations. Our underwriting profitability is impacted by earned premium growth, the adequacy of pricing, and the frequency and severity of losses. Over time, such profitability is also influenced by underwriting discipline, which seeks to manage the Company’s exposure to loss through favorable risk selection and diversification, IGI’s management of claims, use of reinsurance and the ability to manage the expense ratio, which the Company accomplishes through the management of acquisition costs and other underwriting expenses.

In addition to presenting profit for the period determined in accordance with IFRS, we believe that showing “core operating income” provides investors with a valuable measure of profitability and enables investors, rating agencies and other users of our financial information to more easily analyze our results in a manner similar to how management analyzes our underlying business performance.

Core operating income is calculated by the addition or subtraction of certain line items reported in the ‘Condensed Consolidated Statements of Income’ from profit for the period and tax effecting each line item (resulting each item being a non-IFRS measure), as illustrated in the table below:

	Quarter Ended September 30,		Nine Months Ended September 30,
(in U.S. Dollar Millions, except for percentages and per share data)	2020	2019	2020	2019
Profit for the period	$9.5	$4.3	$20.7	$19.2
Reconciling items between profit for the period and core operating income:
Realized (gains)/loss on investments (tax adjusted) (i)	$0.1	$0.2	$(1.3)	$(0.3)
Expected credit losses on investments	$0.1	-	$0.2	-
Unrealized loss/(gain) on investments (tax adjusted) (i)	$0.1	$0.2	$2.6	$(0.8)
Loss/(gain) on investment properties	$0.5	$(0.6)	$1.2	$(0.6)
Listing related costs	$0.2	-	$3.6	-
Loss/(gain) on foreign exchange (tax adjusted) (i)	$(4.1)	$4.1	$3.1	$3.7
Core operating income	$6.4	$8.2	$30.1	$21.2
Average shareholders’ equity (ii)	$373.0	$312.0	$345.9	$308.3
Core operating return on average equity (annualized) (iii)	6.7%	10.5%	11.6%	9.2%
Basic and diluted core operating earnings per share (iv)	$0.13	$0.23	$0.67	$0.58
Return on average equity (annualized) (v)	10.2%	5.5%	8.0%	8.3%

i.	Represents a non-IFRS financial measure as the line item balances reported in “Condensed Consolidated Statements of Income (Unaudited)” have been adjusted above for the related tax impact.
ii.	Average shareholders’ equity equals the total equity at the reporting period end plus the total equity as of the beginning of the reporting period, divided by 2.
iii.	Represents annualized core operating income for the period divided by average shareholders’ equity.
iv.	Represents core operating income dividend by weighted average number of shares – basic and diluted for the period. For weighted average number of shares, see note 3 to the “Condensed Consolidated Statements of Income” (unaudited) above.
v.	See note 4 to the Condensed Consolidated Statements of Income (unaudited) above.

Return on average equity and core operating return on average equity, both non-IFRS financial measures, represent the returns generated on common shareholders’ equity during the year. IGI’s objective is to generate superior returns on capital that appropriately reward shareholders for the risks assumed.

The Company has posted a Third Quarter and Nine Month 2020 investor presentation deck on its website at www.iginsure.com in the Investors section under the Presentations & Webcasts tab.

About IGI:

IGI is an international specialist commercial insurer and reinsurer underwriting a diverse portfolio of specialty lines. Established in 2001, IGI is an entrepreneurial business with a worldwide portfolio of energy, property, general aviation, construction & engineering, forestry, ports & terminals, marine cargo, marine trades, financial institutions, general third party liability, legal expenses, professional indemnity, marine liability, political violence, and reinsurance treaty business. Registered in Bermuda, with operations in Bermuda, London, Dubai, Amman, Labuan and Casablanca, IGI aims to deliver outstanding levels of service to clients and brokers. IGI is rated “A” (Excellent)/Stable by AM Best and “A-”/Stable by S&P Global Ratings. For more information about IGI, please visit www.iginsure.com.

Forward-Looking Statements:

This press release contains “forward-looking statements” within the meaning of the “safe harbour” provisions of the Private Securities Litigation Reform Act of 1995. The expectations, estimates, and projections of the business of IGI may differ from its actual results and, consequently, you should not rely on forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. Forward-looking statements contained in this press release may include, but are not limited to, information regarding our estimates of losses for catastrophes and other large losses including losses related to the COVID-19 pandemic, measurements of potential losses in the value of our investment portfolio, our expectations regarding the performance of our business, our financial results, our liquidity and capital resources, the outcome of our strategic initiatives, our expectations regarding pricing and other market conditions, our growth prospects, and valuations of the potential impact of movements in interest rates, credit spreads, equity securities' prices and foreign currency rates. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside of the control of IGI and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) changes in demand for IGI’s services together with the possibility that IGI may be adversely affected by other economic, business, and/or competitive factors globally and in the regions in which it operates; (2) competition, the ability of IGI to grow and manage growth profitably and IGI’s ability to retain its key employees; (3) changes in applicable laws or regulations; (4) the potential inability to recognize the anticipated benefits of the business combination with Tiberius; (5) the outcome of any legal proceedings that may be instituted against the parties in connection with or related to the business combination with Tiberius; (6) the potential effects of the COVID-19 pandemic; (7) the inability to maintain the listing of the Company’s common shares or warrants on Nasdaq; and (8) other risks and uncertainties indicated in IGI’s annual report on Form 20-F for the year ended December 31, 2019, including those under “Risk Factors” therein, and in the Company’s other filings with the SEC. The foregoing list of factors is not exclusive. In addition, forward-looking statements are inherently based on various estimates and assumptions that are subject to the judgment of those preparing them and are also subject to significant economic, competitive, industry and other uncertainties and contingencies, all of which are difficult or impossible to predict and many of which are beyond the control of IGI. There can be no assurance that IGI’s financial condition or results of operations will be consistent with those set forth in such forward-looking statements. You should not place undue reliance upon any forward-looking statements, which speak only as of the date made. IGI does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions, or circumstances on which any such statement is based.

IGI Contacts:

Investors:
Robin Sidders, Head of Investor Relations
T: + 44 (0) 2072 204937
M: + 44 (0) 7384 514785
Email: robin.sidders@iginsure.com

Media:

Aaida Abu Jaber, PR & Marketing Manager

T: +96265662082 Ext. 407

M: +962770415540

Email: aaida.AbuJaber@iginsure.com